Post-Effective Amendment No. 4 to
                                                           SEC File No. 70-7862


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-l


                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
                           ---------------------------
             (Name of companies filing this statement and addresses
                         of principal executive offices)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicants)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             Robert C. Gerlach, Esq.
Jersey Central Power &                  Ballard Spahr Andrews &
  Light Company                         Ingersoll, LLP
Metropolitan Edison Company             1735 Market Street - 51st Floor
Pennsylvania Electric Company           Philadelphia, PA  19103-7599
2800 Pottsville Pike
Reading, Pennsylvania  19605
                                        W. Edwin Ogden, Esq.
                                        Ryan, Russell, Ogden
                                          & Seltzer LLP
                                        1100 Berkshire Boulevard
                                        P.O. Box 6219
                                        Reading, PA  19610

       ---------------------------------------------------------------
                 (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------

      A. By Orders dated August 15, 1991 (HCAR No. 25361) and October 25, 1995 (HCAR No. 26400) (collectively, the "Orders"), the Commission, among other things, authorized JCP&L, Met-Ed and Penelec (collectively, the "GPU Companies") to enter into separate fuel lease agreements and to establish related financing arrangements to provide for the acquisition costs of nuclear fuel and certain related costs and services ("Acquisition Costs") for the Three Mile Island Unit 1 nuclear generating station ("TMI-1") and the Oyster Creek nuclear generating station ("Oyster Creek"). The GPU Companies jointly own TMI-1 in the following percentages: Met-Ed - 50%; JCP&L - 25%; and Penelec - 25%. JCP&L owns 100% of Oyster Creek. TMI-1 and Oyster Creek are operated and maintained on behalf of the GPU Companies by GPU Nuclear, Inc., a subsidiary of GPU.

      Pursuant to the Orders, a nuclear fuel trust ("Fuel Trust") was established in accordance with a trust agreement ("Trust Agreement") under which United States Trust Company of New York acts as trustee (the "Trustee"). The Fuel Trust is the sole stockholder of two non-affiliated Delaware corporations, TMI-1 Fuel Corp. and Oyster Creek Fuel Corp. (collectively, the "Fuel
Companies") which own certain nuclear fuel assemblies and component parts ("Nuclear Material") for use at TMI-1 and Oyster Creek, respectively. The GPU Companies have entered into separate Existing Lease Agreements ("Existing Lease Agreements") by which TMI-1 Fuel Corp. leases Nuclear Material for TMI-1 to the GPU Companies in proportion to their respective undivided ownership interests in TMI-1, and Oyster Creek Fuel Corp. leases Nuclear Material for Oyster Creek to JCP&L. In order to finance their acquisition of Nuclear Material, the Fuel Companies have entered into separate credit agreements, each dated as of November 17, 1995 (collectively, "Existing Credit Facilities"), providing for aggregate borrowings of up to $210 million and under which (i) letters of credit (under which the GPU Companies have the reimbursement obligations) have been issued by Union Bank of Switzerland, New York Branch ("UBS"), as agent, to provide credit enhancement for commercial paper to be issued by the Fuel Companies and (ii) revolving credit loans may be made by the lenders under the Existing Credit Facilities to the Fuel Companies.

      The financing arrangements with UBS and the Existing Credit Facilities lenders are scheduled to expire on November 17, 1998 unless renewed. Following discussions with UBS and other potential lending sources, the GPU Companies have determined not to renew the existing arrangements with UBS but instead to replace these financing arrangements with an arrangement provided by the new lenders. To this end, the GPU Companies and the Fuel Companies have obtained a commitment from The First National Bank of Chicago ("First Chicago") and PNC Bank, N.A. (collectively, the "Agents") to provide new revolving credit facilities through a syndicate of banks ("New Lenders") in the aggregate amount of $190 million ("New Credit Facilities") to replace the Existing Credit Facilities which support the issuance of commercial paper by the Fuel Companies. The Existing Credit Facilities, related notes and letters of credit issued by UBS would be terminated.

      B.    The Existing Lease Agreements.
            ------------------------------

            1. The Existing Lease Agreements provide for an initial term of up to 20 years, subject to early termination upon the occurrence of certain events.

            2. (a) Under the Existing Lease Agreements, each GPU Company pays to the lessor a monthly rental payment consisting of (i) a British Thermal Unit, or so-called "burn-up," charge ("BTU Charge") and (ii) a lease rate paid in arrears ("Lease Rate"). The BTU Charge consists of an amount based upon the rate of consumption of the fuel in the reactor. During the term of a lease, the GPU Company which is a party thereto may revise the BTU Charge to reflect changes in the anticipated operating life, energy output or utilization of the Nuclear Material, as initially estimated. To the extent that a GPU Company makes BTU Charge payments to the lessor under a lease, the amount of outstanding Acquisition Costs is correspondingly reduced, thereby creating availability under the lease for the lessor to acquire additional Nuclear Material.

                  (b)   The Lease Rate, which is based upon the
unamortized cost of the Nuclear Material from time to time, is based on the rates payable on outstanding commercial paper or notes issued by the Fuel Companies from time to time. Each of the GPU Companies is required to make monthly Lease Rate payments to the lessor and to make BTU Charge payments beginning as of the time fuel consumption commences. At May 31, 1998, an aggregate of approximately $154 million of unrecovered Acquisition Costs were outstanding under the Existing Lease Agreements at a current Lease Rate of 5.57% per annum, based on the Fuel Companies outstanding commercial paper.

            3. Except as provided below, upon termination of a lease, the GPU Company which is a party thereto is obligated to pay to the lessor the "Stipulated Casualty Value" of any Nuclear Material acquired by the lessor, which amount is designed to reflect the then unamortized cost of the Nuclear Material plus all other amounts which may be owed to the lessor. However, the GPU Company would use its best efforts to dispose of such Nuclear Material on behalf of the lessor to a third party; the proceeds of any such disposition in excess of the Stipulated Casualty Value would be paid to the lessor. If a lease is voluntarily terminated by the lessor, the GPU Company is required to purchase the Nuclear Material but may, at its option, do so during the five-month notice period at the higher of (i) its then fair market value and (ii) the Stipulated Casualty Value. If a GPU Company does not exercise such option, or in the event it elects voluntarily to terminate a lease, it would pay the lessor the

Stipulated Casualty Value of the Nuclear Material in the manner described above. If a GPU Company is unable to dispose of the Nuclear Material to a third party upon termination of a lease, the lessor may then convey the Nuclear Material to the GPU Company.

      C.    Existing Credit Facilities, New Credit Facilities
            and Proposed Lease Amendments.
            -------------------------------------------------

             1. Under the Existing Credit Facilities, the Fuel Companies issue and sell their commercial paper from time to time to finance Acquisition Costs of Nuclear Material. To reduce borrowing costs, the Fuel Companies' commercial paper credit is enhanced through the issuance by UBS of letters of credit ("LCs") in an aggregate face amount of up to $210,000,000 outstanding at any time, subject to the following sublimits: JCP&L ($127.5 million), Met-Ed ($55 million) and Penelec ($27.5 million). The commercial paper is evidenced by commercial paper notes ("CP Notes"). The CP Notes are deposited with a commercial paper depository and sold to or through commercial paper dealers.

             Each Fuel Company has agreed to reimburse the lenders for any drawings made under the LCs issued for that Fuel Company. The Fuel Companies are also entitled to borrow under the Existing Credit Facilities to provide for direct borrowings in lieu of issuing CP Notes. To evidence its obligations to repay such direct borrowings, each Fuel Company has issued to the lenders its promissory notes ("Existing Notes"). The aggregate principal amount of Existing Notes outstanding at any time may not exceed the lesser of (a) $210,000,000 less the outstanding principal amount of CP Notes and (b) the Stipulated Casualty Value of all Nuclear Material under lease at such time, less the outstanding principal amount of CP Notes.

             The Existing Notes are secured by the Existing Lease Agreements, related lease payments made thereunder and Nuclear Material, and bear interest at either an Alternative Base Rate or a Eurodollar Rate. The Alternative Base Rate is a fluctuating annual rate equal to the higher of (i) the UBS's publicly announced prime rate and (ii) 50 basis points above the rate on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. Eurodollar Rate Notes bear interest at the Eurodollar Rate plus the Applicable Margin and are fixed at the Fuel Company's option for interest periods of 1, 2, 3 or 6 months. The Eurodollar Rate is defined as the annual interest rate for deposits in U.S. dollars as reported in the Dow Jones Telerate system or if such rate is not reported, at the LIBOR rate, in each case for the two business day period prior to such interest period. The Applicable Margin ranges from 27.5 to 65 basis points depending on the GPU Company's senior secured long term debt ratings assigned by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Duff & Phelps.

             Under the Existing Credit Facilities, the Fuel Companies may, upon three business days notice, prepay Existing Notes. In addition, the Fuel Companies are obligated to prepay Existing Notes in amounts equal to the sum of
(a) the cost of Nuclear Material consumed plus any associated finance charges incurred in connection therewith which the Fuel Companies are unable to capitalize (Basic Rent) in excess of the interest and principal payments due on indebtedness of the Fuel Companies and other costs incurred in connection with the Existing Credit Facilities and the certain related financing documents (Monthly Debt Service) and (b) the amount received by the Fuel Companies related to a sale or transfer (other than by lease) of the Nuclear Material to the GPU Companies or a third party.

                   Under the New Credit Facilities, the Fuel Companies will continue to issue their commercial paper ("New CP Notes") from time to time to finance Acquisition Costs for Nuclear Material. The New Credit Facilities would have a term of 364 days and would permit outstanding borrowings of up to an aggregate of the lesser of (a) $190,000,000 less the outstanding principal amounts of New CP Notes and (b) the Stipulated Casualty Value of all Nuclear Material then under lease, less the outstanding principal amount of New CP Notes. The Fuel Companies would also be able to borrow directly under the New Credit Facilities in lieu of issuing New CP Notes, and would issue their promissory notes to the New Lenders evidencing such borrowings.

There would, however, be no letter of credit or other credit support for the New CP Notes.

                   Fuel Companies would pledge the Existing Lease Agreements to the New Lenders as collateral security for such obligations.

                   Notes issued under the New Credit Facility would mature no longer than 364 days from date of issuance and would bear interest at either the ABR Rate or the Eurodollar Rate plus .40%. The ABR Rate is a fluctuating annual rate equal to the greater of (i) First Chicago's corporate base rate or (ii) the Federal funds rate plus 1/2% per annum. The Eurodollar Rate is the rate at which the Agent offers to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, First Chicago's (in its capacity as a Lender) portion of the loan, adjusted for Federal Reserve Board reserve requirements. Interest periods for Eurodollar Rate-based loans will be 1, 2, 3 or 6 months. Interest will be payable in arrears (i) with respect to ABR-based loans on the last day of each quarter, (ii) with respect to Eurodollar Rate-based loans on the last day of each interest period and, in the case of an interest period longer than three months, quarterly and (iii) in any event upon any prepayment (whether due to acceleration or otherwise) and at maturity. Interest on all loans and fees will be calculated for actual days elapsed-on the basis of a 360-day year.

             2. The Fuel Companies would pay the following fees in connection with the New Credit Facility: (i) an Arrangement Fee to the Agents of $40,000;
(ii) an annual Administration Fee to First Chicago of $16,000; and (iii) a Commitment Fee to the New Lenders of .125% per annum on each such lender's average daily unused commitment under the New Credit Facility.

             In  addition,   the  GPU  Companies  have  agreed  to  pay  certain
transaction expenses in connection with the execution of the amended and restated Existing Lease Agreements, the establishment of the New Credit Facilities and the consummation of the transactions contemplated thereby. The GPU Companies will also indemnify the Fuel Companies, the Trustee and the New Lenders against certain liability, hazards, contingencies and risks of loss in connection with the Fuel Companies' acquisition and lease of Nuclear Material to the GPU Companies. The GPU Companies would reimburse the Fuel Companies for all such fees, expenses and indemnification costs and all such expenses would be paid as additional rent payments under the amended and restated Existing Lease Agreements.

             3. In connection with the New Credit Facilities, the GPU Companies also propose to amend and restate each of the

Existing Lease Agreements between the GPU Companies and TMI-1 Fuel Corp. and Oyster Creek Fuel Corp. in certain limited respects. (The Existing Lease Agreements, as proposed to be amended and restated, are herein referred to as the "Amended and Restated Lease Agreements"). The Amended and Restated Lease Agreements would, among other things, reflect (i) a reduction in the maximum aggregate value of Nuclear Material to be leased thereunder from $210,000,000 to $190,000,000 (and a concurrent reduction in the related sublimits for JCP&L, Met-Ed and Penelec to $115 million, $50 million and $25 million, respectively);
(ii) the  establishment of the New Credit  Facilities with the New Lenders;  and
(iii) certain other modifications to the representations, covenants and events of default provisions. The GPU Companies would continue to pay a BTU Charge and a Lease Rate ("Basic Rent") as under the Existing Lease Agreements, although the new Lease Rate would be based on the rates of the New CP Notes and/or the new promissory notes. In addition, the GPU Companies would execute new letters of representation to the New Lenders regarding performance under the Amended and Restated Lease Agreements and preservation of collateral, and conforming changes would be made to the Trust Agreement and ancillary lease and financing documents, including the Security Agreement.

      D.    Rule 54 Analysis.
            -----------------

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). At March 31, 1998, GPU's average consolidated retained earnings was approximately $2.187 billion, and aggregate investment in EWGs and FUCOs was approximately $1.283 billion or 59% of average consolidated retained earnings. Accordingly, under the November 5 Order, GPU may invest up to an additional $904 million in EWGs and FUCOs.

      (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

(A) For each United States EWG in which GPU directly or indirectly holds an interest:

      (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

      (2)   the financial  statements  will be prepared in accordance with GAAP;
            and

      (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

      (B)   For each FUCO or foreign EWG which is a majority-owned subsidiary of
            GPU:

            (1) the books and records for such subsidiary will be kept in accordance with GAAP;

            (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

            (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

      (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

            (1) such entity to maintain books and records in accordance with GAAP;

            (2) the financial statements of such entity to be prepared in accordance with GAAP; and

            (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the
                  Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Post-Effective Amendment are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                  (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.





--------------------------

(1) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                  (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.187 billion) represented an increase of approximately $16.3 million (or approximately 0.8%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.171 billion).

                  (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Post-Effective Amendment (the "Transactions"). The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt.

      GPU's March 31, 1998 consolidated capitalization consists of 45.7% equity and 54.3% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries. (2)

------------------------------

(2) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

      GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at March 31, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.      FEES, COMMISSIONS AND EXPENSES.
             -------------------------------

      The  estimated  fees,  commission  and  expenses to be incurred by the GPU
Companies in connection with the proposed transaction will be supplied by a further post-effective amendment.

-------------------------
(3) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfal profits tax imposed on Midlands Electricity, plc.

ITEM 3.      APPLICABLE STATUTORY PROVISIONS.
             --------------------------------

      The GPU Companies believe that the proposed transactions may be subject to Sections 9(a) and 10 of the Act and Rule 54 thereunder.

ITEM 4.      REGULATORY APPROVALS.
             ---------------------

      The New Jersey Board of Public Utilities ("NJBPU") has jurisdiction with respect to JCP&L's lease of the Nuclear Material. By Order dated August 1, 1991, the NJBPU authorized JCP&L to enter into the transactions contemplated by the Existing Lease Agreements to which it is a party. As required by such Order, JCP&L will notify the NJBPU in advance of the proposed amendment and restatement of the Existing Lease Agreements. No further action is required to enter into the proposed Transactions.

      The Pennsylvania Public Utility Commission ("PaPUC") has jurisdiction with respect to the lease of Nuclear Material for use at TMI-1 by Met-Ed and Penelec. Met-Ed and Penelec will each file Securities Certificates with the PaPUC seeking approval to enter into the proposed Transactions. It is expected that the PaPUC will issue orders expressly authorizing such Transactions.

      No other state commission has jurisdiction with respect to any aspect of the proposed Transaction and, assuming your Commission authorizes and approves all aspects of the Transaction (including the accounting therefor), no Federal commission other than your Commission has jurisdiction with respect to any aspect thereof.

ITEM 5.      PROCEDURE.
             ---------

             It is requested that the Commission issue an order with respect to the Transactions proposed herein at the earliest practicable date but, in any event not later than September 10, 1998. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS.
             ----------------------------------

            (a)   Exhibits:

                  B-1(b)      -     Term Sheet between the GPUCompanies and
                                    The First National Bank of Chicago and
                                    PNC Bank, N.A. - to be filed by
                                    post-effective amendment.

                  B-2(b)      -     Forms  of  Amended  and  Restated  Nuclear
                                    Material Lease Agreements - to be filed by post-effective amendment.

                  B-2(c)      -     Forms of new Letters of Representation -
                                    to be filed by post-effective amendment.

                  B-3(b)      -     Form of Amended and Restated Trust
                                    Agreement - to be filed by post-effective amendment.

                  C           -     None.

                  D-2(b)      -     Copy of Securities  Certificate  of Met-Ed
                                    filed with the PaPUC - to be filed by post-effective amendment.

                  D-2(c)      -     Copy of Securities  Certificate of Penelec
                                    filed with the PaPUC - to be filed by post-effective amendment.

                  D-3(b)      -     Copy  of  Order   of  PaPUC   registering
                                    Met-Ed's Securities Certificate - to be filed by post-effective amendment.

                  D-3(c)      -     Copy  of  Order   of  PaPUC   registering
                                    Penelec's Securities Certificate - to be filed by post-effective amendment.

                  E           -     Not Applicable.

                  F-1(a)      -     Opinion of Berlack, Israels & Liberman
                                    LLP - to be filed by post-effective
                                    amendment.

                  F-3(b)      -     Opinion of Ryan, Russell, Ogden & Seltzer
                                    LLP - to be filed by post-effective
                                    amendment.

                  F-4(b)      -     Opinion  of  Ballard   Spahr   Andrews  &
                                    Ingersoll,    LLP   -   to   be   filed   by
                                    post-effective amendment.

                  G           -     Financial Data Schedules.

                  H           -     GPU Actual and Pro Forma Capitalization
                                    ratios.

                  I           -     Proposed form of public notice.

            (b)Financial Statements:

                  1-A(i)      -     GPU and Subsidiary Companies  Consolidated
                                    Balance Sheets,  actual and pro forma, as at
                                    March 31, 1998, and  Consolidated  Statement
                                    of  Income,   actual  and  pro  forma,   and
                                    Statements of Retained
                                    Earnings,
                                    for the twelve months ended March 31,
                                    1998; pro forma journal entries.

                  1-B(i)      -     JCP&L  Balance  Sheets,  actual  and  pro
                                    forma,  as at March 31, 1998, and Statements
                                    of  Income,   actual  and  pro  forma,   and
                                    Statement of Retained Earnings, for the twelve months ended March 31, 1998; pro forma journal entries.

                  1-C(i)      -     Met-Ed Consolidated Balance Sheets, actual
                                    and pro forma, as at March 31, 1998, and Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 1998; pro forma journal entries.

                  1-D(i)      -     Penelec   Consolidated   Balance  Sheets,
                                    actual and pro forma, as at March 31, 1998, and Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 1998;
                                    pro forma journal entries.

                  Note: -     -     GPU (Corporate) actual and pro forma
                                    financial statements are omitted since they are not deemed to be relevant to the proposed transaction.

                  3           -     Not Applicable

                  4           -     Statement of Material Changes since the
                                    date of the balance sheet which are not
                                    reflected in the notes to the financial
                                    statements -- None.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
            ----------------------------------------

            (a) The proposed Transactions are designed to assist the GPU Companies in providing for the Acquisition Costs of the Nuclear Material. As such, the issuance of an order by your Commission with respect to the Transactions which are the subject hereof is not a major Federal action significantly affecting the quality of the human environment.
            (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the Transactions which are the subject hereof. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed Transactions.

                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS POST-EFFECTIVE AMENDMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                      JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                          PENNSYLVANIA ELECTRIC COMPANY


                              By:
                                    ----------------------------
                                    T. G. Howson,
                                    Vice President and Treasurer

Dated:      July 13, 1998